BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

May 8, 2014

VIA EDGAR

Patrick Gilmore, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 20-F”) Filed March 28, 2014 File No. 000-51469

Dear Mr. Gilmore and Ms. Kindelan:

This letter sets forth the Company’s response to the comments contained in the letter dated April 29, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 20-F. The “Company” is used in this letter to refer to Baidu, Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 4. Information on the Company

B. Business Overview, page 39

1.	In your letter dated July 2, 2013 you stated that you would disclose the number of daily active users of Baidu mobile search in future Form 20-F filings; however, such disclosure does not appear to have been included in your 2013 Form 20-F. Please tell us the reasons you did not include the daily active users of Baidu mobile in your filing. We also note in your earnings call held February 27, 2014, you disclose:

•	that mobile accounts for 20 percent of your revenue in the fourth quarter of 2013 and by the end of the year there were 14 Baidu apps with over 100 million activated users;

•	by the fourth quarter of 2013 your search app had over 400 million activated users, up from 330 million in the previous quarter; and

•	you compare the cost per click for mobile to that of the PC.

Based on these disclosures it appears that mobile has become a significant component of your business. Please tell us your consideration of disclosing these and/or other metrics specific to mobile in future filings and provide us with draft disclosures. We refer you to Section III.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that when the Company responded to the Staff’s comments on its annual report on Form 20-F for the fiscal year ended December 31, 2012 (“2012 20-F”) on July 2, 2013, the Company’s mobile offerings were at a relatively early stage of development. At that stage, as the mobile offerings have not begun to generate meaningful revenue, the Company used the number of daily active users for Baidu mobile search as the primary metric to analyze and manage its mobile offerings and show the progress that it has made on the mobile front, and believed it is an appropriate metric to provide investors with information on the Company’s development of mobile offerings. Based on the situation at the time, the Company proposed to disclose the number of average daily active users for Baidu mobile search in its future Form 20-F filings.

With the further development of its mobile offerings over the past year, Baidu mobile offerings not only have made significant progress on user base, but also have begun to contribute significant revenue. The mobile revenue contribution reflects the performance of the Company’s mobile offerings and shows the ultimate return of the Company’s investment on mobile business. Thus, the Company no longer uses the number of daily active users, but uses the percentage of mobile revenue in its consolidated total revenues instead, as the primary metric to monitor and manage the performance of its mobile offerings. Therefore, the Company believes the percentage of mobile revenue in its consolidated total revenues is more meaningful, interested and appropriate metric in giving the investors information on the Company’s development of mobile offerings and its impact on the Company’s business, and has disclosed this metric in the 2013 20-F.

The Company advises the Staff that it has included in the 2013 20-F under the heading “Item 4. Information on the Company—B. Business Overview” the following disclosure:

Mobile Revenue exceeded 20% of our total revenues for the fourth quarter of 2013.

The Company plans to continue to disclose the percentage of mobile revenue in its consolidated total revenues in its future 20-F filings.

Item 8. Financial Information

Notes to the Consolidated Financial Statements

Note 12. Income Taxes, page F-42

2.	You disclose on page F-46 that you have the ability and intent to indefinitely reinvest the remaining undistributed earnings of your PRC subsidiaries as of December 31, 2013. Please tell us the total amount of undistributed earnings from your PRC subsidiaries and the portion of that amount for which no withholding tax has been accrued. Also tell us your consideration of disclosing such amounts in future filings. Refer to ASC 740-30-50-2.

The Company respectfully advises the Staff that as of December 31, 2013, the total amount of undistributed earnings from its PRC subsidiaries and the portion of that amount for which no withholding tax has been accrued were RMB37.8 billion and RMB31.9 billion, respectively. In response to the Staff’s comment, the Company proposes to disclose these amounts in its future Form 20-F filings.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 10 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Jennifer Xinzhe Li
Jennifer Xinzhe Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

KC Yau, Partner, Ernst & Young Hua Ming LLP

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